FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

             For the month of December 1, 2006 to December 31, 2006



                          CITYVIEW CORPORATION LIMITED
                              SEC File No. 00028794


             Level 9, 28 The Esplanade, Perth Western Australia 6000



(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F).

                    Form 20-F.......v...Form 40-F............

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                Yes.......................No....................

    (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.......................

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                                    SIGNATURE



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                          CITYVIEW CORPORATION LIMITED
                                  (Registrant)





Dated: January 23, 2007




/s/ P M SMYTH
.........................................
(Signed by)
 P M SMYTH
Chief Executive

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               LIST OF AUSTRALIAN STOCK EXCHANGE ("ASX") DOCUMENTS


             For the month of December 1, 2006 to December 31, 2006

665          CityView Audio Broadcast
666          Angola Onshore Oil Concession Update
667          Report on Angola
668          Angola Sampling Programme Update

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                                                 CityView
                                                 Corporation Limited
                                                 ACN 009 235 634

                                                 Level 9, 28 The Esplanade
                                                 Perth
                                                 Western Australia         6000
                                                 PO Box   5643
                                                 St George's Terrace
                                                 Perth
                                                 Western Australia          6831
                                                 Telephone: (61-8) 9226 4788
                                                 Facsimile:  (61-8) 9226 4799
                                                 Email: info@cityviewcorp.com
                                                 Web:   www.cityviewcorp.com



December 7, 2006



The Manager,
Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY  NSW  2000


                                 AUDIO BROADCAST


Attached is a Audio Broadcast of a presentation titled "Work Program in Angola" that is to be released at 3.00 AEDT.

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                                                 CityView
                                                 Corporation Limited
                                                 ACN 009 235 634

                                                 Level 9, 28 The Esplanade
                                                 Perth
                                                 Western Australia         6000
                                                 PO Box   5643
                                                 St George's Terrace
                                                 Perth
                                                 Western Australia          6831
                                                 Telephone: (61-8) 9226 4788
                                                 Facsimile:  (61-8) 9226 4799
                                                 Email: info@cityviewcorp.com
                                                 Web:   www.cityviewcorp.com





7 December 2006




                              CVI AUDIO BROADCAST




CITYVIEW CORPORATION LIMITED (CVI) would like to offer you a front row seat at our presentation titled "Work Program in Angola" Conveniently, you don't have to leave your home or office to attend.

The presentation details are as follows;


     o    Work Program in Angola
     o    Presented by Mr Mark Smyth, CEO
     o    7 December 2006
     o    3:00pm AEDT
     o    At http://www.brr.com.au/event/CVI/413/17466/wmp/75acqzyjt7

To listen, simply click on the Windows Media Player, QuickTime or MP3 icon.

Additionally, the presentation can be accessed at www.boardroomradio.com where it will also be archived for future on-demand listening - if you miss the live presentation, you can log on later to hear the news.

Boardroomradio also offers a free Podcast subscription, check the website for details.

                                                 CityView
                                                 Corporation Limited
                                                 ACN 009 235 634

                                                 Level 9, 28 The Esplanade
                                                 Perth
                                                 Western Australia         6000
                                                 PO Box   5643
                                                 St George's Terrace
                                                 Perth
                                                 Western Australia          6831
                                                 Telephone: (61-8) 9226 4788
                                                 Facsimile:  (61-8) 9226 4799
                                                 Email: info@cityviewcorp.com
                                                 Web:   www.cityviewcorp.com





December 13, 2006


The Manager
Company Announcements Office
Australian Stock Exchange Limited
Level 4
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000




                       ANGOLA: TWO ONSHORE OIL CONCESSIONS

CityView Corporation Limited has been advised by its co-venturer Nexoil Corporation SARL ("Nexoil") that the documents for its two onshore oilfield applications have been lodged with Sonangol, the State Oil Company of Angola, and are being processed.

The proposed concession areas lie respectively adjacent to the north and south of the Kwanza River in the middle of the Kwanza Basin.

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                                                 CityView
                                                 Corporation Limited
                                                 ACN 009 235 634

                                                 Level 9, 28 The Esplanade
                                                 Perth
                                                 Western Australia         6000
                                                 PO Box   5643
                                                 St George's Terrace
                                                 Perth
                                                 Western Australia          6831
                                                 Telephone: (61-8) 9226 4788
                                                 Facsimile:  (61-8) 9226 4799
                                                 Email: info@cityviewcorp.com
                                                 Web:   www.cityviewcorp.com




December 18, 2006


The Manager
Company Announcements Office
Australian Stock Exchange Limited
Level 4
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000



                                 ANGOLA: REPORT

Attached is a report on Angola sent to CityView by a North American newsletter microcap@telus.net.

CityView has linked up with local African partners for the grant of two onshore oil concessions: the application documentation is currently being processed by Sonangol, the State Oil Company of Angola.

Angola's oil production is set to peak in 2011 at 2.6 million barrels per day
(bpd) and will begin to decline from 2012, according to the World Bank.

(Dec 15/06 South Africa);

"INVESTORS from around the world are flocking into Angola. South African financial services groups and hundreds of South African enterprises, ranging from construction to retail, are moving into Angola to take advantage of its booming economy and the opportunities that exist.

Angola has become one of the fastest growing economies on the planet with annual GDP growth rate percentages currently in the mid to late twenties, according to Paul de Sousa, senior partner of KPMG in Angola. Cumulative official direct foreign investment into Angola for the period 2002 - 2004 was $7.2 billion, the highest level of investment on the African continent, whilst the equivalent value for South Africa was just over $2 billion.

Nigeria achieved $6.3 billion. Current investment levels in Angola have increased significantly from these levels as reported by the most recent UN World Investment Report. The total asset base of the banks in Angola has grown in excess of 50% per annum for two years running, according to the 2006 KPMG Angolan Banking Survey and the return on average assets presented in aggregate terms was about 4% (the most profitable bank achieved an internationally impressive return on average assets of 9%). Angola currently has 12 registered commercial banks in operation; four more are expected to begin operating before the year end and a further 10 are expected to apply for banking licenses in 2007.

The Angolan government is currently implementing a massive rehabilitation program. Throughout Angola, roads, railways, bridges and other infrastructures are currently being rebuilt creating enormous opportunities for foreign investors and suppliers. The Chinese are doing a notable share of this work, thanks largely to a multi billion oil secured credit provided to the Angolan government by oil hungry Beijing.

Angolans are also investing strongly in the reconstruction of their country. Business confidence is high amongst Angolans and foreign investors. Earlier this year Angola achieved three notable world records in rapid succession when it conducted the latest in a series of bidding rounds for oil blocks. The bidding round, organised by Sonangol, the Angolan national oil giant, resulted in a world record signature bonus of $700 million being paid for a block by a winning oil company. This record was then quickly broken, twice in succession, by signature bonus payments of $1.1 billion each for two other blocks by two different oil companies.

Angola is now a globally important oil patch and forms part of the golden triangle for the ultra deep water oil industry, which extends from Brazil to Angola and then on to the Gulf of Mexico. Most of the oil in Angola has been discovered in the last eight years and most of it has been discovered in ultra deep waters - generally on the edge of the continental shelf under about two kilometres of ocean", says de Sousa.

Whilst oil is the primary driver of the Angolan economy, the country is not entirely dependent on oil and boasts an impressive array of available and largely untapped natural resources. Angola is currently the world's fourth largest diamond producer and has the potential to quickly climb up this ranking now that peace is allowing players like De Beers, BHP Billiton, and Alrosa (the Russian diamond giant) to have easier access to the country's massive alluvial and kimberlitic diamond deposits."

                                                 CityView
                                                 Corporation Limited
                                                 ACN 009 235 634

                                                 Level 9, 28 The Esplanade
                                                 Perth
                                                 Western Australia         6000
                                                 PO Box   5643
                                                 St George's Terrace
                                                 Perth
                                                 Western Australia          6831
                                                 Telephone: (61-8) 9226 4788
                                                 Facsimile:  (61-8) 9226 4799
                                                 Email: info@cityviewcorp.com
                                                 Web:   www.cityviewcorp.com



December 21, 2006


The Manager
Company Announcements Office
Australian Stock Exchange Limited
Level 4
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000


                                 PROGRESS REPORT
                            CATABOLA/LONGONJO: ANGOLA

CityView has been advised by the Project Manager that the sampling program at Catabola has been successfully completed. 623 soil samples were taken including duplicates and `standards', and 24 survey lines have been completed along 2.3 kilometres of base line, orientated at 310 degrees. This covers all of the known workings at Catabola. In addition 104 rock chip samples have been taken from 13 trenches and 9 grab samples from the surrounding area. Detailed mapping also has been completed over an area covering approximately 2 kilometres square.

Sampling has commenced at the Longonjo prospect and 380 soil samples have been collected to date from 16 lines over a distance of 2 kilometres. All the samples will be taken to Huambo and double bagged and re-tagged and boxed for transport to Luanda. Every effort is being made to have the samples certified for export by the Ministry of Mines and Geology before December 24.

Attached are some further photographs recently received of the Catabola Ridge project area.

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  INFORMATION SUPPLIED TO AUSTRALIAN SECURITIES INVESTMENT COMMISSION ("ASIC")


             For the month of December 1, 2006 to December 31, 2006



               PROVIDED TO THE SECURITIES AND EXCHANGE COMMISSION